UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-06082

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Horace Mann Investors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Horace Mann Plaza
(No. and Street)

Springfield	IL	62715-0001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Phyllis Tsai	(856) 393-1939	ptsai@bcgsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

180 Park Avenue, Suite 200	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phyllis Tsai, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Horace Mann Investors, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Phyllis Tsai

Digitally signed by: Phyllis Tsai
DN: CN = Phyllis Tsai email = ptsai@bcgsecurities.com C = US O = BCG Securities/Horace Mann Investors
Date: 2026.02.27 17:56:27 -05'00'

Title:
Financial & Operations Principal

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HORACE MANN INVESTORS, INC.

Financial Statements and Supplemental Schedules

December 31, 2025

(With Report of Independent Registered Public Accounting Firm)

HORACE MANN INVESTORS, INC.

Table of Contents

 

Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
Horace Mann Investors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Horace Mann Investors, Inc. as of December 31, 2025, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Horace Mann Investors, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Horace Mann Investors, Inc.'s management. Our responsibility is to express an opinion on Horace Mann Investors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Horace Mann Investors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Horace Mann Investors, Inc.'s financial statements. The supplemental information is the responsibility of Horace Mann Investors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as Horace Mann Investors, Inc.'s auditor since 2021.
Florham Park, New Jersey
February 27, 2026

HORACE MANN INVESTORS, INC.

Statement of Financial Condition

December 31, 2025

Assets:

Cash and cash equivalents	$	2,572,387
Receivables from broker-dealers		312,945
Distribution fees receivable		253,000
Receivables from affiliate		113,782
Income tax receivable		10,708
Deferred tax asset, net		25,539
Total assets	$	3,288,361

Liabilities and Stockholder's Equity:

Liabilities:

Accrued expenses and other liabilities	$	572,159
Payable from affiliate		38,040
Income tax payable		8,312
Total liabilities		618,511

Stockholder's equity:

Common stock, $1 par value; authorized, issued, and outstanding 5,000 shares		5,000
Additional paid-in capital		2,110,000
Retained earnings		554,850
Total stockholder's equity		2,669,850
Total liabilities and stockholder's equity	$	3,288,361

The accompanying notes are an integral part of these financial statements

HORACE MANN INVESTORS, INC.

Statement of Operations

For the year ended December 31, 2025

Revenues:		
Selling and distribution fees	$	2,429,416
Commissions, net		260,407
Administrative service fees from affiliates		225,000
Other income		101,692
Total revenues		3,016,515
Expenses:		
Commissions		345,092
Compensation and benefits		1,469,937
Communications and IT		335,185
Regulatory		240,796
Professional fees		115,640
Travel		46,295
Other expenses		49,332
Total expenses		2,602,277
Income before provision for income taxes		414,238
Income tax expense		132,232
Net income	$	282,006

The accompanying notes are an integral part of these financial statements

HORACE MANN INVESTORS, INC.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2025

	Common Shares		Common stock		Additional paid-in capital		Retained earnings		Total stockholder's equity
Balance at January 1, 2025	5,000	$	5,000	$	2,110,000	$	272,844	$	2,387,844
Net income	-		-		-		282,006		282,006
Balance at December 31, 2025	5,000	$	5,000	$	2,110,000	$	554,850	$	2,669,850

The accompanying notes are an integral part of these financial statements

HORACE MANN INVESTORS, INC.

Statement of Cash Flows

For the year ended December 31, 2025

Cash flows from operating activities:		
Net income	$	282,006
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		5,567
Change in assets and liabilities:		
Increase in distribution fees receivable		(8,000)
Decrease in commission income receivable		62
Decrease in receivables from broker-dealers		44,155
Increase in receivables from affiliates		(150,327)
Decrease in dividend receivable		7,866
Increase in accrued expenses and other liabilities		51,889
Increase in current tax payable		16,244
Net cash provided by operating activities		249,462
Net increase in cash and cash equivalents		249,462
Cash and cash equivalents at beginning of year		2,322,925
Cash and cash equivalents at end of year	$	2,572,387
Supplementary disclosure of cash flow information:		
Income taxes paid	$	110,421

The accompanying notes are an integral part of these financial statements

HORACE MANN INVESTORS, INC.
Notes to Financial Statements
December 31, 2025

(1) Description of Business

Horace Mann Investors, Inc. ("Investors" or the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 and files financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. Investors is a wholly owned subsidiary of Horace Mann Educators Corporation (Parent) and is a member of Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Investors is registered with FINRA as a broker-dealer for the sale of variable life insurance, variable annuities, mutual funds, 529 plans, and individual equity securities on a non-solicited basis. In addition, Investors acts as a Registered Investment Advisor through its registration with the Securities and Exchange Commission (SEC), offering investment advisory and financial planning services. The Company has a required net capital of $250,000 to support these activities. Investors operates under SEC Rule 15c3-3(k)(2)(ii) exemption, clearing all transactions on a fully disclosed basis, and relies upon Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. Investors does not carry customer accounts, hold customer funds or safekeep customer securities.

Investors serves as a distributor of affiliate Horace Mann Life Insurance Company's (HMLIC) variable annuity contracts through registered representatives. Since Investors receives the majority of its revenue from the distribution of HMLIC's contracts, it is dependent on the ongoing operations of HMLIC.

Investors is the introducing broker-dealer for Horace Mann Retirement Advantage mutual fund open architecture platform for 403(b)(7) and other defined contribution accounts.

Investors serves as distributor of Ameritas Variable Life Insurance Company's variable universal life contracts as well as 529 plans through several state sponsored programs. Investors is also the introducing broker-dealer for mutual fund brokerage, with accounts carried by Pershing LLC. Investors' investment advisory activity involves offering fee-based mutual fund and exchange-traded fund portfolios through its relationships with Pershing LLC, Envestnet, Inc., and AssetMark Investment Services, Inc.

The Company's business involves various risks and uncertainties which are based on general business environments. Conditions in the U.S. and international financial markets affect the sale and profitability of securities products. In general, sales of variable annuities decrease when financial markets are declining or experiencing a higher than normal level of volatility over an extended period of time. Therefore, a weak or volatile financial market performance may adversely affect sales of variable annuity products to potential customers and may reduce the market value of existing customers' investments in variable annuity products, in turn reducing the commissions and distribution fees that Investors receives.

(2) Basis of Presentation and Significant Accounting Policies

(a) Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of American (U.S. GAAP) and with the rules and regulations of the Securities and Exchange Commission (SEC).

(b) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period. Actual results could differ from those estimates.

(c)   *Revenue Recognition*

The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Investors recognizes revenue from contracts with customers for the sale or servicing of variable annuities, variable life products, mutual funds and managed accounts as follows:

i.   **Net Commission Revenues** - Investors receives commission revenue from HMLIC and authorized third-party vendors on the sale of certain variable annuities, variable life products and mutual funds.
   - Annuity commission revenues and related expenses are recognized when the signed annuity application and premium is submitted to HMLIC. These revenues and expenses fully offset each other (see Note 3).
   - Variable insurance commission revenues and related expenses are recognized when the premium is remitted to the insurance carrier and the policy requirements are met.
   - Mutual fund commission revenues and related expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.
   - Trailing commissions from mutual funds and variable annuities are recorded over the period earned. These revenues and related expenses fully offset each other except for a small amount of selling agreement business. These revenues are included in mutual fund commission revenue in the table presenting disaggregated revenue from contracts with customers.

   Investors acts in an agent capacity and therefore commission revenues are recorded net of the commission expenses paid to registered representatives. Commission revenues are generally received monthly after the services have been provided, unless the transactions are through the clearing broker. The monthly payment follows performance, so the Company accrues receivable for the uncollected fees. For the commission revenues that are collected through the clearing broker on settlement date, the Company's performance obligation is satisfied on the trade date. Therefore, there is no significant timing difference between performance obligation and payment.

ii.   **Selling and Distribution Fees**
   - **Asset-Based Fees** - Investors receives asset-based fees on the servicing of managed accounts and certain variable annuities quarterly. Investors recognizes the asset-based fees during the period in which the revenue is earned. In regard to Retirement Advantage, Investors acts in an agent capacity and therefore fees are recorded net of the asset-based fee expenses paid to registered

representatives. These revenue and expenses fully offset each other (see Note 3).

In its relationship with Pershing, Envestnet and AssetMark, Investors acts in a principal capacity. Investors agrees to provide ongoing customer monitoring and maintain customer relationships. As such, Investors acts in a principal capacity and therefore fees are recorded gross on the Statement of Operations.

Assets-based fees billed in advance are generally billed quarterly at the beginning of the service period. In these arrangements, payment precedes the satisfaction of the performance obligation, and the Company records a contract liability (deferred revenue) that is recognized ratably over the advisory period. For assets-based fees billed in arrears, payment occurs after the performance obligation is satisfied, and therefore, the Company accrues receivable for the uncollected fees.

- **Net Distribution Fees** – Investors receives monthly and quarterly distribution payments of 12b-1 fees. These distribution payments are calculated monthly and quarterly based on the net asset value of the funds. Investors believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. The ultimate amount of these fees is dependent upon the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence. Investors does not believe it can overcome these constraints until the market value of the fund and the investor activity are known, usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. Investors acts in an agent capacity and therefore distribution fees are recorded net of distribution fee expenses paid to registered representatives. Distribution fee payment occurs after performance obligation is satisfied, so the Company accrues receivable for the uncollected fees.

iii.   **Administrative Service Fees** – Investors receives monthly administrative service fees to cover expenses incurred to satisfy its performance obligations under the distribution agreements with HMLIC and Horace Mann Service Corporation (HMSC) fees are recognized ratably as revenue each month as services are provided. Because administrative service fees payment follows immediately after performance obligation, no significant contract assets arise.

In general, satisfaction of performance obligations occurs on a monthly basis, except for commission revenues from trades clear through the clearing broker. The performance obligation is satisfied at a point in time on the trade date when the transaction is executed through the clearing broker. The recognition and measurement of revenue is based on assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are established at a point in time or over time; whether constraints on variable consideration should be applied due to uncertain future events; and in assessing principal versus agent status.

The following table presents the disaggregated revenue from contracts with customers reported for the year ended December 31, 2025:

Contract type:
Commissions

Variable life insurance products	$ 143,270
Mutual funds	117,137
Total net commissions	260,407
Asset-based fees	740,403
Net distribution fees	1,689,013
Total selling and distribution fees	2,429,416
Administrative service fees from affiliates	225,000
Total	$ 2,914,823

The following table presents the opening and closing balances of receivables from contracts with customers:

Distribution fee and commission income receivable as of January 1, 2025	$ 245,062
Distribution fee and commission income receivable as of December 31, 2025	253,000
Change	$ (7,938)

(d)   ***Cash and Cash Equivalents***

Cash and cash equivalents are comprised of cash and money market demand accounts with original or remaining maturities of three months or less at the time of purchase.

(e)   ***Income Taxes***

Investors is included in the Parent's consolidated federal income tax return. In accordance with the tax-sharing agreement, its income tax expense or benefit is generally computed as if Investors was filing a separate federal income tax return. For state income tax purposes, Investors is included in unitary filings with other Horace Mann entities and may receive a tax expense or benefit as the unitary group's income or losses are apportioned amongst the entities. Federal and State income tax balances receivable or payable are due from or to the Parent.

Deferred tax assets and liabilities are recognized for all future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Company evaluates deferred tax assets periodically to determine if they are realizable. Factors in the determination include the performance of the business including the ability to generate capital gains from a variety of sources and tax planning strategies. If, based on available information, it is more likely than not that deferred income tax assets will not be realized, then a valuation allowance must be established with a corresponding charge to net income. Charges to establish a valuation allowance could have an adverse effect on the Company's results of operations and financial position.

The Company records liabilities for uncertain tax filing positions in accordance with "Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, where it is more likely than not that the position will not be sustainable upon

audit by taxing authorities. These liabilities are reevaluated routinely and are adjusted appropriately based upon changes in facts or law. The Company has no unrecorded liabilities from uncertain tax filing positions.

The Company's effective tax rate would be affected to the extent there were unrecognized tax benefits that could be recognized. There are no positions for which it is reasonably possible that the total amount of unrecognized tax benefit will significantly increase within the next 12 months.

(f) *Recent Adoption of New Accounting Standards*

Effective January 1, 2025, the Company adopted Accounting Standards Update (ASU) No. 2023-09, *Improvement to Income Tax Disclosures* (ASU 2023-09), which requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The disclosure requirements will be applied on a prospective basis, with the option to apply them retrospectively. The Company adopted the new guidance on a prospective basis. As a result, the disclosures presented for the year ended December 31, 2025, reflect the requirements of ASU 2023-09. The adoption of ASU 2023-09 did not have an impact on the Company's financial position, results of operations, or cash flows. The standard affects disclosures only.

(g) *Improvements to Reportable Segment Disclosures*

The Company adopted FASB ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure*s. ASU 2023-07 includes: 1) a requirement to disclose significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss, 2) a requirement to disclose an amount for other segment items by reportable segment and a description of its composition, 3) a requirement to disclose a reportable segments profit or loss and assets 4) clarifies that in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment's profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, and 5) a requirement to disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The guidance has no net impact on the Company's financial position, results of operations, or cash flows.

(h) *Future Adoption of New Accounting Standards*

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. This guidance will improve the disclosures regarding a public business entity's expenses by requiring 1) disclosure of the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (d) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (or other amounts of depletion expense) included in each relevant expense caption, 2) inclusion of certain amounts that are already required to be disclosed under current generally accepted accounting principles (GAAP) in the same disclosure as the other disaggregation requirements, 3) disclosure of a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively and 4)

disclosure of the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses.

The amendments in this guidance will be effective for the Company for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The guidance will have no net impact on the Company's financial position, results of operations, or cash flows.

(3) Transactions with Related Parties

Investors has common management and shares office facilities with the Parent and other subsidiaries of the Parent, and is a party to several intercompany service agreements. Under these agreements, Investors paid $2,257,185 for management, administrative and data processing services, and utilization of personnel in 2025. Of this total, $1,469,937 is included in compensation and benefits, $335,185 is for communications and IT, $240,796 is in regulatory fees, $115,640 is for professional fees, $46,295 is for travel, and $49,332 is in other expenses on the Statement of Operations. Intercompany balances are settled monthly. Investors receives service fees for certain administrative services performed for the Parent and other affiliated companies. The terms of the service contracts are determined by management and may be modified annually.

Investors pays commissions to its registered representatives via HMSC, an employer service affiliate of HMLIC and Investors. At December 31, 2025, Investors had an outstanding payable to HMSC of $38,040.

In 2025, Investors recorded an equal amount of commission income and expense related to the sale and servicing of HMLIC variable annuity contracts. At December 31, 2025, Investors had an outstanding receivable from HMLIC of $113,782.

Investors also earned $100,000 in administrative services fees from HMLIC and $125,000 in administrative services fees from HMSC.

(4) Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company and its subsidiaries file their own state and local tax returns in various jurisdictions. For the year ended December 31, 2025, the current and deferred components of the income tax expense from continuing operations are as follows:

	Current	Deferred	Total
Federal	$ 100,716	$ 6,034	$ 106,750
State and local	25,482	--	25,782
Income tax expense from continuing operations	$ 126,198	$ 6,034	$ 132,232

For the year ended December 31, 2025, the Company's domestic income before income taxes was $414,238. The Company does not have income from foreign sources and therefore does not have any foreign income tax.

A reconciliation of the difference between the expected income tax expense or benefit computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

HORACE MANN INVESTORS, INC.
Notes to Financial Statements
December 31, 2025

	Amount	Percent
U.S. Federal statutory rate	$ 86,990	21.00%
State and local income taxes, net of federal income tax effect (a)	20,131	4.86%
Nontaxable or nondeductible items		
Nondeductible compensation accruals	24,300	5.87%
Other, net	811	0.20%
Effective tax rate	$ 132,232	31.92%

(a) State taxes in Illinois made up the majority (greater than 50%) of the tax effect in the category.

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in 2025.

The following represents the approximate tax effect of each significant type of temporary difference giving rise to the deferred income tax asset:

Deferred tax assets:	
Employee benefits	$ 35,499
Non-deductible accruals	2,071
State income tax, net	486
Total gross deferred tax assets	38,056
Deferred tax liabilities:	
Fixed assets	12,517
Total gross deferred tax liabilities	12,517
Net deferred tax asset	$ 25,539

For the year ended December 31, 2025, the Company received a net refund from the Parent related to the following jurisdictions:

Federal	$ 80,391
State	
Illinois	30,000
Other	30
Income taxes refund received (net of payments)	$ 110,421

The parent and the Company are no longer subject to federal, state, or local tax examinations by taxing authorities for tax years before 2022. As of December 31, 2025, the IRS has not proposed any adjustment to the Company's tax position.

(5)   Employee Pension and Postretirement Benefits

All of Investors' personnel are employees of HMSC. Salaries, pensions, and related benefits are allocated by HMSC to Investors for these services. Employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by the Parent. The Parent sponsors two qualified and three non-qualified retirement plans. Expense allocated by HMSC to Investors in 2025 for the qualified and non-qualified plans totaled $72,568 and $3,805, respectively, and is included in compensation and benefits expenses in the Statement of Operations.

Substantially all employees participate in a 401(k) plan. The Parent matches each dollar of employee contributions in the 401(k) plan up to a 5% maximum – in addition to providing an automatic 3% "safe harbor" contribution. The Company contribution vests after 5 years of service.

Employees who were hired prior to 1998 have a vested accrued benefit in a frozen qualified defined benefit plan. Participants ceased accruing benefits for earnings and years of service in the frozen qualified defined benefit plan in 2002. The Parent's policy for the frozen defined benefit plan is to contribute to the plan amounts which are actuarially determined to provide sufficient funding to meet future benefit payments as defined by federal laws and regulations. All assets for the qualified plans are held in their respective plan trusts. During September 2025, the Parent's Board of Directors approved a plan to effect the termination of one of the qualified retirement plans. This termination became effective November 2025 and was completed in December 2025 with the liquidation of the plan's assets.

Certain employees participate in a non-qualified defined contribution plan while certain retirees are receiving benefits under the frozen non-qualified defined benefit plan. The non-qualified plans were established for specific employees whose otherwise eligible earnings exceeded the statutory limits under the qualified plans. Benefit accruals under the non-qualified defined benefit plan were frozen in 2002 and all participants are currently in payment status. Both the non-qualified frozen defined benefit plan and the non-qualified contribution plan are unfunded plans with contributions made at the time payments are made to participants.

The Company has no legal obligation for benefits under these plans.

(6) Receivables from Broker-Dealers

At December 31, 2025, Investors had $212,945 of receivables from clearing organizations and $100,000 in deposits at clearing organizations.

(7) Net Capital Requirement

Investors, as a broker-dealer, is subject to the SEC's net capital requirements. Those requirements prohibit a broker-dealer from engaging in any securities transaction at a time when (a) its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in Rule 15c3-1; or (b) its net capital is less than the minimum required. At December 31, 2025, Investors' net capital and minimum required net capital were $2,266,821 and $250,000, respectively, and its ratio of aggregate indebtedness to net capital was 0.27 to 1.

(8) Segment Information

Investors is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions and investment advisory. Investors has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage Investors. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. Investors' operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the significant accounting policies. Investors' product and services are described in description of business. Investors' customer base is mainly comprised of companies and individuals located in the United States of America.

The Statement of Operations presents the segment revenue and significant expenses for the year ended December 31, 2025. Other expenses in the Statement of Operations include depreciation, office expenses, insurance, and other service and administrative fees.

The following are the other segment disclosures for the year ended December 31, 2025:

Revenue from external customers (see Note 2(b))	$	2,689,823
Revenue from related parties		225,000
Interest income		101,692
Total revenue	$	3,016,515
Depreciation	$	19,338

The segment assets are presented in the statement of financial condition. There were no expenditures for segment assets during the year ended December 31, 2025.

(9) Contingent Liabilities

In the ordinary course of business, the Company is subject to litigation, arbitration and regulatory matters. The Company believes that the amount for which it could be liable, if any, will not have a material adverse effect on the Statement of Financial Condition or Statement of Operations.

(10) Subsequent Events

The Company evaluated its December 31, 2025 financial statements for subsequent events through February 27, 2026, the date of the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.


Schedule I

HORACE MANN INVESTORS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2025


Total stockholder's equity	$	2,669,850
Less nonallowable assets		
Distribution fees receivable		(253,000)
Receivables from affiliates		(113,782)
Current tax receivable		(10,708)
Deferred tax asset, net		(25,539)
Total deductions		(403,029)
Net capital	$	2,266,821
Aggregate indebtedness – total liabilities	$	618,511
Required net capital		
(greater of 6.67% of aggregate indebtedness or $250,000)	$	250,000
Excess net capital	$	2,016,821
Net capital less greater of 10% of aggregate		
indebtedness or 120% of minimum dollar requirements	$	1,966,821
Ratio of aggregate indebtedness to net capital		0.27 to 1

Note: There are no material differences between the computation presented above and the computation of net capital under Rule 15c3-1 as of December 31, 2025 filed by Investors in its Form X-17A-5 on January 25, 2026.


See report of independent registered public accounting firm.

16


HORACE MANN INVESTORS, INC.
Computation for Determination of Reserve Requirements and PAB Account Reserve Requirement
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F. R. §240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company did not (a) directly or indirectly receive, hold or otherwise owe funds or securities to customers, (b) carry accounts of or for customers and (c) carry PAB accounts throughout the most recent fiscal year.

See report of independent registered public accounting firm.

Schedule III
HORACE MANN INVESTORS, INC.
Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F. R. §240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company did not (a) directly or indirectly receive, hold or otherwise owe funds or securities to customers, (b) carry accounts of or for customers and (c) carry PAB accounts throughout the most recent fiscal year.

See report of independent registered public accounting firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
Horace Mann Investors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Horace Mann Investors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Horace Mann Investors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii)) (the "exemption provisions") and (2) Horace Mann Investors, Inc. stated that Horace Mann Investors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

Horace Mann Investors, Inc. is also filing this Exemption Report because Horace Mann Investors, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Horace Mann Investors, Inc.

In addition, Horace Mann Investors, Inc. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Horace Mann Investors, Inc.; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Horace Mann Investors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Horace Mann Investors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.



Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Horace Mann Investors, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Citrin Cooperman & Company, LLP

Florham Park, New Jersey
February 27, 2026

Horace Mann Investors, Inc.
Exemption Report
December 31, 2025

Horace Mann Investors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2):

17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

____
Horace Mann Investors, Inc.

I, Phyllis Tsai, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Phyllis Tsai

Digitally signed by: Phyllis Tsai
DN: CN = Phyllis Tsai email = ptsai@bcgsecurities.com C = US O = BCG Securities/Horace Mann Investors
Date: 2026.02.27 17:55:52 -05'00'

By: ______________________________
Title: Financial and Operations Principal

Date: February 27, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-06082

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Horace Mann Investors, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__One Horace Mann Plaza__
                                       (No. and Street)

__Springfield__	__IL__	62715-0001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Phyllis Tsai__	__(856) 393-1939__	ptsai@bcgsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Citrin Cooperman & Company, LLP__
                            (Name – if individual, state last, first, and middle name)

__180 Park Avenue, Suite 200__	__Florham Park__	__NJ__	__07932__
(Address)	(City)	(State)	(Zip Code)

__11/02/2005__	__2468__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phyllis Tsai, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Horace Mann Investors, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Phyllis Tsai

Digitally signed by: Phyllis Tsai
DN: CN = Phyllis Tsai email = ptsai@bcgsecurities.com C = US O = BCG Securities/Horace Mann Investors
Date: 2026.02.27 17:56:57 -05'00'

Title:
Financial & Operations Principal

This filing contains (check all applicable boxes):**

- ☐ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: A copy of the SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HORACE MANN INVESTORS, INC.

SIPC Assessment Reconciliation

December 31, 2025

(With Report of Independent Registered Public Accounting Firm)



Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder and Board of Directors
Horace Mann Investors, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Horace Mann Investors, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;



4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP

Florham Park, New Jersey
February 27, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
HORACE MANN INVESTORS INC	8-6082

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 15,098,326.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 15,098,326.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 12,386,263.00	
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5	**a**	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income			
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
	c	Enter the greater of line 5a or 5b		$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 12,386,263.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 2,712,063.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 4,068.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A		$ 1,942.00	
11 a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 1,942.00		
d	Add lines 11a through 11c		$ 1,942.00	
12	**LESSER** of line 10 or 11d.			$ 1,942.00
13 a	Amount from line 8		$ 4,068.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 1,942.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 2,126.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 2,126.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-6082	DEA: FINRA	2025	Dec

MEMBER NAME HORACE MANN INVESTORS INC
MAILING ADDRESS ONE HORACE MANN PLAZA
SPRINGFIELD, IL 62715
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

HORACE MANN INVESTORS INC	Phyllis Tsai
(Name of SIPC Member)	(Authorized Signatory)
2/26/2026	ptsai@bcgsecurities.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.